FEDERATED HERMES MUNICIPAL SECURITIES INCOME TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 5, 2023

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES MUNICIPAL SECURITES INCOME TRUST (the “Registrant”) Federated Hermes Michigan Intermediate Municipal Fund (the “Fund”)
1933 Act File No. 033-36729 1940 Act File No. 811-06165

Dear Ms. Rowland:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on November 30, 2023, regarding the Preliminary Proxy Statement of the above-referenced Registrant and Fund filed on November 1, 2023.

COMMENT 1. We note your response to original Comment 7. We request the addition of the phrase “These costs plus” be added to the beginning of the second sentence in your proposed disclosure.

RESPONSE:

The Registrant will add the phrase as requested (deletion stricken and additions bold and underlined):

“Given the Fund’s current portfolio disposition, transaction costs and brokerage expenses associated with the liquidation are estimated to be between $160,000 and $400,000, reflecting a range of reasonably anticipated market volatility during the first quarter of 2024 at which time the Fund’s portfolio will transition to cash in preparation for liquidation. These costs plus ~~T~~the cost of the solicitation, including the printing and mailing of proxy materials, will be borne by the Fund. In addition to solicitations through the mail, proxies may be solicited by officers, employees, and agents of the Fund. Such persons will receive no additional compensation for making such solicitations. In the event that a quorum is not reached in a timely manner, the Fund may also employ Broadridge Financial Solutions, Inc. as a proxy solicitor pursuant to its standard contract, the cost of which will be borne by the Fund and is estimated to be approximately $7,937. Solicitations by such persons may be by telephone, electronic mail, or otherwise. Any telephonic solicitations will follow procedures designed to ensure accuracy and prevent fraud, including requiring identifying shareholder information, recording the shareholder’s instructions, and confirming the instructions with the shareholder after the fact. Shareholders who communicate proxies by telephone or by other electronic means have the same power and authority to issue, revoke, or otherwise change their voting instructions as shareholders submitting proxies in written form. The Fund will reimburse custodians, nominee entities and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.”

COMMENT 2. We note your response to original Comment 11. We request that, where the parenthetical appears, please move this language to the end of the paragraph for greater clarity.

RESPONSE:

The Registrant will move the parenthetical as requested (additions bold and underlined and deletions stricken):

“At any time prior to the Liquidation Date, shareholders of the Fund may redeem their shares of the Fund pursuant to the procedures set forth in the Fund’s Prospectus. Shareholders of the Fund’s Class A Shares may exchange shares of the Fund for shares of the same class of another Federated Hermes fund provided the shareholder meets any applicable shareholder eligibility criteria and investment minimum for the Federated Hermes fund for which the shareholder is exchanging. Shareholders of the Fund’s Institutional Shares may exchange shares of the Fund for shares of any Federated Hermes fund or share class that does not have a stated sales charge or contingent deferred sales charge, ~~(except that exchanges are not permitted into shares of Federated Hermes Institutional Money Market Management, Federated Hermes Institutional Tax-Free Cash Trust, Federated Hermes Institutional Prime Obligations Fund, Federated Hermes Institutional Prime Value Obligations Fund, no-load Class A Shares and Class R Shares of any Fund)~~ if the shareholder meets the eligibility criteria and investment minimum for the Federated Hermes fund for which the shareholder is exchanging (except that exchanges are not permitted into shares of Federated Hermes Institutional Money Market Management, Federated Hermes Institutional Tax-Free Cash Trust, Federated Hermes Institutional Prime Obligations Fund, Federated Hermes Institutional Prime Value Obligations Fund, no-load Class A Shares and Class R Shares of any Fund).”

If you have any questions on the enclosed material, please contact me at Sheryl.McCall@FederatedHermes.com or (724) 720-8831.

Very truly yours,

/s/ Sheryl L. McCall
Sheryl L. McCall
Senior Paralegal
Federated Hermes, Inc.